Exhibit 99.1

IC Power Expands its Operations in Israel

IC Power Ltd. (IC Power) executed a binding memorandum of understanding (Memorandum) with Hadera Paper Ltd. (Hadera Paper) regarding the construction of a 120 megawatt cogeneration power plant in Israel.

IC Power will pay NIS 60 million to Hadera Paper upon completion of the transaction. Additional investments by IC Power will be required to complete the construction of the power plant.

IC Power, through its subsidiary, OPC Rotem, holds the first private power plant in Israel, which has an installed capacity of 440 megawatts, and operates in Mishor Rotem.

May 6, 2015. IC Power, a wholly-owned subsidiary of Kenon Holdings Ltd. (Kenon), announced today the execution of a Memorandum with Hadera Paper regarding the construction of a 120 megawatt cogeneration power plant, which operates on natural gas and which will supply electricity and steam, in Israel.

According to the terms of the Memorandum, IC Power will acquire from Hadera Paper 100% of Advanced Integrated Energy Ltd. (Integrated Energy), the entity which holds a conditional license for the construction of the 120 megawatt cogeneration power plant, as well as Hadera Paper’s existing energy center, which operates at Hadera Paper’s site and currently supplies electricity and steam to Hadera Paper’s facility.

The Memorandum provides that IC Power and Hadera Paper will enter into an agreement regarding the supply of electricity and steam from the power plant constructed by IC Power to Hadera Paper’s facility, for an approximately 21-year period beginning on the date on which the transaction is completed and ending 18 years after the date on which the power plant power plant commences commercial operation. The new power plant is expected to commence operations in 2018.

Hadera Paper has a gas supply agreement with the Tamar Group and a gas transport agreement with Israel Natural Gas Lines Ltd., which is expected to be assigned to Integrated Energy. The Memorandum also contemplates Hadera Paper’s lease of the land on which the power plant is being built to Integrated Energy.

IC Power will pay NIS 60 million to Hadera Paper upon completion of the transaction. Additional investments by IC Power will be required to enable Integrated Energy to complete construction of the power plant.

Pursuant to the Memorandum, IC Power and Hadera Paper have agreed to act to execute transaction agreements within 75 days of the date of the Memorandum and to complete the transaction within 120 days of their signing of the transaction documents. Completion of the transaction will be subject to IC Power and Hadera Paper’s agreement on the transaction documents, as well as the satisfaction of certain conditions precedent, including regulatory approvals. There is no assurance that this Memorandum will result in the execution of transaction agreements or that such agreements will result in a completed transaction.

It must be noted that the power plant will have a high level of energy utilization due to usage of the cogeneration technology, which supplies electricity and steam in a single production process. The power plant will operate using natural gas and advanced equipment.

The power plant is expected to supply the electricity and steam needs of Hadera Paper’s facility, as well as provide electricity at a competitive price to industrial plants in Israel. During the construction period of the power plant, IC Power is expected to generate hundreds of jobs in the area.

IC Power is a part of Kenon’s group and is a global company that owns private power plants in 10 countries in Latin America and in Israel, with an aggregate installed (including pipeline) capacity of approximately 4,000 megawatt.

IC Power, through its subsidiary – OPC Rotem, constructed and owns the first private power plant in Israel, with an installed capacity of 440 megawatt, and which operates in Mishor Rotem. The plant is a combined cycle power plant which operates on natural gas, and which has been in operation since June 2013, supplying discounted electricity primarily to private consumers.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to IC Powers’ Memorandum with Hadera Paper, including the timing for entering into transaction agreements and for completing the transaction, statements about the proposed terms of the transaction, statements with respect to Hadera Paper’s planned assignment of certain supply agreements to Integrated Energy and with respect to Integrated Energy’s gas supply and transmission agreements, statements with respect to the power plant that Integrated Energy is constructing, including capacity and licenses and planned sales to IEC and private customers, and other non-historical matters. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include a failure by the parties to enter into transaction agreements or to complete this transaction in a timely fashion, on the proposed terms, or at all, a failure to complete construction of the power plant on a timely basis and other risks associated with acquiring a company (including integration risks and risks of unanticipated liabilities), failure to agree on, and to execute, the necessary transaction documents or to satisfy conditions precedent to the transaction, including a failure to obtain regulatory approval, risks relating to Integrated Energy’s gas supply and transmission agreement and its plan to enter into a supply agreement with Hadera Paper, changes in government policies and/or incentives, the level of investment that will be required to enable IC Power’s completion of the plant and other risks and factors, including those set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.